Exhibit 99.4

        January 15, 2026
Mr. Leighton Dilbeck
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, Oklahoma 73134

Dear Mr. Dilbeck:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2025, to the Mach Natural Resources LP (Mach) interest in certain gas properties located in Colorado and New Mexico, referred to herein as the San Juan Basin Properties. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute approximately 42 percent of all proved reserves owned by Mach. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Mach's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Mach interest in the San Juan Basin Properties, as of December 31, 2025, to be:

	Net Reserves			Future Net Revenue (M$)
	Gas	Condensate	NGL		Present Worth
Category	(MMCF)	(MBBL)	(MBBL)	Total	at 10%

Proved Developed Producing	1,226,593.1	655.7	18,007.5	1,057,437.4	561,211.3
Proved Undeveloped	450,746.0	0	0	327,514.2	38,747.6

Total Proved	1,677,339.1	655.7	18,007.5	1,384,951.6	599,958.8
Totals may not add because of rounding.

Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Condensate and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. Our study indicates that as of December 31, 2025, there are no proved developed non-producing reserves for these properties. No study was made to determine whether probable or possible reserves might be established for these properties. The estimates of reserves and future revenue included herein have not been adjusted for risk. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Gross revenue is Mach's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Mach's share of production taxes, ad valorem taxes, capital costs, abandonment costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2025. For gas volumes, the average Henry Hub spot price of $3.387 per MMBTU is adjusted for energy content, transportation fees, and market differentials. As requested, an economic projection is included in the proved developed producing category to account for the effects of a fixed gas sales price contract in place through December 31, 2030. For condensate and NGL volumes, the average West Texas Intermediate spot price of $65.34 per barrel is adjusted for quality, transportation fees, and market differentials. The average adjusted product prices weighted by production over the remaining lives of the properties are $1.905 per MCF of gas, $54.38 per barrel of condensate, and $31.19 per barrel of NGL.
Operating costs used in this report are based on operating expense records of Mach. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, operating costs for the operated properties are limited to direct lease- and field-level costs and Mach's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Operating costs have been divided into per-well costs and per-unit-of-production costs and are not escalated for inflation.
Capital costs used in this report were provided by Mach and are based on internal planning estimates, authorizations for expenditure, and actual costs from recent activity. Capital costs are included as required for new development wells and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are Mach's estimates of the costs to abandon the wells and production facilities; these estimates do not include any salvage value for the lease and well equipment. Capital costs and abandonment costs are not escalated for inflation.
For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.
We have made no investigation of potential volume and value imbalances resulting from overdelivery or underdelivery to the Mach interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Mach receiving its net revenue interest share of estimated future gross production. Additionally, we have made no specific investigation of any firm transportation contracts that may be in place for these properties; our estimates of future revenue include the effects of such contracts only to the extent that the associated fees are accounted for in the historical field- and lease-level accounting statements.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Mach, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.
For the purposes of this report, we used technical and economic data including, but not limited to, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
The data used in our estimates were obtained from Mach, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting work data are on file in our office. We have not examined the titles to the properties or independently confirmed the actual degree or type of interest owned. The technical person primarily responsible for preparing the estimates presented herein meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Joseph M. Mello, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2015 and has over 5 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By: /s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chairman and Chief Executive Officer

By: /s/ Joseph M. Mello
Joseph M. Mello, P.E. 125699
Vice President

Date Signed: January 15, 2026

JMM:EMM